Exhibit 99.1

Atlas Corp. Announces:

Closing of Acquisition of APR Energy Limited in $750 Million Transaction

HONG KONG, China, February 28, 2020 – Atlas Corp. (“Atlas”) (NYSE: ATCO) today announced the closing of Atlas’ acquisition of APR Energy Limited (“APR”), a global leader in fast-track, mobile power solutions (the “Acquisition”), in an all-stock transaction valued at $750 million. Atlas issued approximately 29.9 million ATCO shares to the APR sellers as equity consideration, at a deemed value of $11.10 per share. Including 6.7 million ATCO shares reserved for holdback, this implies equity value of approximately $406 million, after adjusting for net debt and other transaction adjustments, subject to final post-closing purchase price adjustments. This announcement follows Seaspan Corporation’s (“Seaspan”) previously announced holding company reorganization (the “Reorganization” and together with the “Acquisition”, the “Transactions”) to create a new holding company, Atlas. With completion of the Transactions, Seaspan and APR are now both wholly-owned subsidiaries of Atlas.

Atlas, a New Leading Global Asset Manager & Operator Focused on Long-Term Value Creation

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The Atlas platform is committed to sustainable, long-term value creation for its stakeholders. Atlas’ two wholly-owned subsidiaries, Seaspan and APR, will continue to lead as owner/operators in diversified industries globally.

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The Reorganization advances Atlas’ strategy of thoughtful and disciplined capital allocation, diversification of cash flows, enhanced risk management, and operational transparency through best-in-class services.

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Seaspan and APR are the global leaders in scale and service quality for their respective asset classes and offer unique integrated platforms to both lease and manage assets on long-term fixed contracts.

•	David Sokol is Chairman of the Board of Directors of Atlas along with Bing Chen as President and Chief Executive Officer and Director of Atlas and Ryan Courson as Chief Financial Officer of Atlas.

David Sokol, Chairman of Atlas’ Board of Directors, commented, “The Reorganization of Seaspan to form Atlas, a new leading global asset manager and operator, marks the completion of a transformative strategic initiative for the Atlas management team. Under Bing Chen’s leadership, and with the full support of our Board of Directors, our team has concluded an extraordinary transformation the past two years. Solidly improved operations, safety, credit quality and customer relationships coupled with accretive growth has set the stage for a very solid and accomplished future for Atlas. Atlas is our platform to invest capital across multiple industry verticals to create sustainable long-term value and quality growth for our shareholders – focusing on core global infrastructure across opportunities in maritime, energy and beyond. We expect this strategy will yield strong through-cycle, risk-adjusted returns. We are excited by the prospects before us and remain committed to long-term value creation on behalf of all of our stakeholders.”

Prem Watsa, Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited, said, “With the conclusion of the Reorganization and the closing of the APR transaction we are excited to participate alongside David Sokol, Bing Chen and the Atlas management team in their next phase of growth. Atlas’ emphasis on disciplined capital allocation and operational excellence is the perfect complement to the long-term growth opportunity APR represents led by their accomplished CEO, Chuck Ferry.”

Seaspan Remains Focused on Leading Maritime Infrastructure

Seaspan will continue to operate independently, on a business-as-usual basis, focused on providing best-in-class services to its customers. Seaspan remains unchanged from an operational perspective and will continue to finance its own operations. Seaspan has the full support of Atlas in becoming a leading provider of global maritime infrastructure. Bing Chen becomes Chairman of Seaspan in addition to his current role as President and Chief Executive Officer. Ryan Courson will remain the Chief Financial Officer of Seaspan.

Bing Chen, President and Chief Executive Officer of Atlas, commented, “Atlas as a global asset manager and operator strengthens Seaspan’s focus on quality growth in the containership sector. This is evidenced by our past few months’ investments of nearly $800 million in acquiring 11 high quality vessels with long-term charters. We’ve proven the resilience of our business model with the contracted revenue to $4.6 billion and a weighted average remaining lease period of approximately 4.2 years. Seaspan is further committed as the industry leader in the owner/operator space through our creative customer partnership and relentless focus on operational excellence while continuing to invest in our unique integrated platforms.”

APR is a Key Strategic Global Energy Platform

APR, like Seaspan, is a global leasing franchise that owns and operates a fleet of gas turbines and other power generation equipment to provide power solutions to customers including large corporations and/or government backed utilities. APR focuses on maintaining high asset utilization through medium-to-long-term contracts to optimize cash flows across its lease portfolio. APR is the global leader in its asset class and offers a unique integrated platform to both lease and operate its assets.

Ryan Courson, Chief Financial Officer of Atlas, commented, “APR represents Atlas’ first major investment outside of our shipping portfolio. Acquiring this core infrastructure asset at an attractive risk-adjusted valuation is consistent with our investment philosophy to identify businesses that serve stable and growing end-markets which benefit from a focus on operational excellence. As the leading global provider of mobile power solutions, APR provides Atlas with an important energy industry vertical for long-term capital deployment opportunities through various market cycles. As part of Atlas, APR is ideally positioned to benefit from increased access to capital, enabling the business to grow and continue delivering best-in-class operations.”

Chuck Ferry, Chief Executive Officer of APR, said, “With the closing of this transaction APR becomes an integral part of the Atlas team. We are looking forward to growing our industry-leading position in fast-track, mobile power solutions while expanding our business into new areas of focus including renewable, alternative fuels, and other longer-term power projects globally.”

The Reorganization

The Reorganization was consummated on February 27, 2020. Upon the consummation of the Reorganization, Seaspan shareholders received one Atlas common share and one Atlas preferred share, as applicable, for each Seaspan common share and each Seaspan preferred share they held immediately prior to the closing of the Reorganization. Atlas common shares and Atlas preferred shares are listed on the New York Stock Exchange (the “NYSE”) under the symbols “ATCO,” “ATCO-PD,” “ATCO-PE,” “ATCO-PG,” “ATCO-PH,” and “ATCO-PI,” respectively. Seaspan shares ceased trading on the NYSE after markets closed on February 27, 2020.

Please refer to Atlas’ Registration Statement on Form F-4 and Seaspan’s Report of Foreign Private Issuer on Form 6-K, each dated November 22, 2019, for additional information regarding the Transactions.

About Atlas

Atlas is a leading global asset manager that owns and operates the businesses in which it invests while focusing on deploying capital across multiple verticals to create sustainable value and quality growth opportunities for its shareholders. Atlas’ wholly-owned subsidiaries, Seaspan and APR, are unique, industry-leading integrated platforms in the global maritime and energy space respectively. Seaspan is the market leading containership owner/operator in the sector while APR is the global leader in mobile power solutions as a lessor and operator. For more information visit atlascorporation.com.

About Seaspan

Seaspan is a leading independent charter owner and operator of containerships with industry leading integrated ship management services. Seaspan charters its vessels primarily pursuant to long-term, fixed-rate time charters to seven of the world’s top eight container shipping liners. Seaspan’s fleet consists of 123 containerships, including five vessels Seaspan has agreed to purchase, which have not yet been delivered, representing a total capacity of approximately 1,023,000 TEU. Seaspan’s current operating fleet of 118 vessels has an average age of approximately seven years and an average remaining lease period of approximately four years, on a TEU-weighted basis. For more information, please visit www.seaspancorp.com.

About APR

APR provides rapidly deployable, large-scale power and fast-track mobile power to underserved markets and industries. APR’s mobile, turnkey power plants help run cities, countries and industries around the world in both developed and developing markets. APR creates unique value through delivering large-scale power projects anywhere in the world in less time than the typical 2-5 years required to plan, finance, construct and commission a permanent power plant, and offers customized turnkey solutions including flexible plant design, fast-track installation, balance of plant, and decommissioning. For more information, please visit www.aprenergy.com.

Cautionary Note Regarding Forward-Looking Statements

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, including forward-looking statements regarding the expected benefits of the Transactions in terms of creating a leading global asset manager and operator, as well as the growth potential and high returns on invested capital, the existence of, and Seaspan’s ability to capitalize on, future opportunities in the containership/maritime sector, and APR’s ability to grow and diversify its business into new areas of focus including renewable, alternative fuels, and other longer-term power projects. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward looking statements. These forward-looking statements reflect management’s current expectations only as of the date of this release. As a result, you are cautioned not to rely on any forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: challenges in integrating the operations of APR; the possibility that we might not recognize the benefits of the Transactions; and other factors detailed from time to time in our periodic reports and filings with the SEC, including Seaspan’s Annual Report on Form 20-F for the year ended December 31, 2018 and the Reports of Foreign Private Issuer on Form 6-K filed from time to time thereafter. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of any of our securities.

Investor Inquiries:

Bill Stormont

Investor Relations

Atlas Corp.

Tel. +1-604-638-7240

Email: IR@atlascorporation.com

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